FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of May 2011
Commission File Number 1-31318
Gold Fields Limited
(Translation of registrant's name into English)
150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F..x... Form 40-F.....
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... No ..x...
If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

GOLD FIELDS LIMITED – ACQUISITION OF IAMGOLD’S MINORITY
INTERESTS IN TARKWA AND DAMANG

Gold Fields Limited
(Reg. No. 1968/004880/06)
(Incorporated in the Republic of South Africa)
(“Gold Fields” or “the Company”)
JSE, NYSE, DIFX Share Code: GFI
ISIN Code: ZAE000018123

ANNOUNCEMENT REGARDING THE PROPOSED INDIRECT ACQUISITION BY
GOLD FIELDS THROUGH GOLD FIELDS GHANA HOLDINGS (BVI) LIMITED
ITS WHOLLY OWNED SUBSIDIARY OF 18.9% OF THE ORDINARY SHARES OF
GOLD FIELDS GHANA LIMITED AND ABOSSO GOLDFIELDS LIMITED FROM
REPADRE CAPITAL (BVI) INC, A WHOLLY OWNED SUBSIDIARY OF
IAMGOLD CORPORATION (THE “TRANSACTION”)

Further to the announcement dated 15 April 2011, Gold Fields wishes to advise that the circular relating to the Transaction has been posted to shareholders today.

A copy of the circular will also be made available on its
website
www.goldfields.co.za
from 3 p.m. onwards.
13 May 2011

Sponsor
J.P. Morgan Equities Limited

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: 16 May 2011
GOLD FIELDS LIMITED
By:
Name:   Mr W J Jacobsz
Title:      Senior Vice President: Investor
             Relations and Corporate Affairs